Via EDGAR

October 6, 2016

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Extraction Oil & Gas, Inc.
Registration Statement on Form S-1
File No. 333-213634

Ladies and Gentlemen:

On behalf of Extraction Oil & Gas, Inc. (the “Company”), and pursuant to with Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 3:30 p.m., Washington, D.C. time, on October 11, 2016, or as soon as practicable thereafter.

As requested by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated September 27, 2016, the Company hereby acknowledges that:

•                                          should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

Very truly yours,

EXTRACTION OIL & GAS, INC.

		By:	/s/ Russell T. Kelly, Jr.
		Name:	Russell T. Kelley, Jr.
		Title:	Chief Financial Officer

cc:	Douglas E. McWilliams, Vinson & Elkins L.L.P.
Julian J. Seiguer, Vinson & Elkins L.L.P.